                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No   2  )*
                                           -----


                                   RTW, Inc.
                                   ---------
                               (Name of Issuer)


                          Common Stock, No Par Value
                          --------------------------
                        (Title of Class of Securities)

                                  74974R 10 7
                                  -----------
                                (CUSIP Number)

                           Tamara Ladwig, RTW, Inc.
                        8500 Normandale Lake Boulevard,
                 Minneapolis, MN 55439,  Phone: (612) 897-5569
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1997
                               -----------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 7 Pages

CUSIP No. 74974R 10 7                 13D                      Page 2 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           David C. Prosser
--------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a) [X]

                           (b) [ ]

--------------------------------------------------------------------------------
3                          SEC USE ONLY
--------------------------------------------------------------------------------
4                          SOURCE OF FUNDS*

                           NA
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [ ]

--------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S.A.
--------------------------------------------------------------------------------

                                        7  SOLE VOTING POWER

        NUMBER OF                          97,532

         SHARES                         8  SHARED VOTING POWER

      BENEFICIALLY                         2,182,505

        OWNED BY                        9  SOLE DISPOSITIVE POWER

          EACH                             97,532

        REPORTING                       10 SHARED DISPOSITIVE POWER

         PERSON                            2,182,505

          WITH

--------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           2,280,037

--------------------------------------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [x]

--------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.2%
--------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------

CUSIP No. 74974R 10 7      13D                                 Page 3 of 7 pages
-------------------------                                      -----------------
--------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Margaret F. Prosser
--------------------------------------------------------------------------------

            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [X]
                                                         (b) [ ]

--------------------------------------------------------------------------------
            3              SEC USE ONLY


--------------------------------------------------------------------------------
            4              SOURCE OF FUNDS*

                           NA
--------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                             [ ]
--------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER

        NUMBER OF             0

        SHARES             8  SHARED VOTING POWER

      BENEFICIALLY            1,311,965

        OWNED BY           9  SOLE DISPOSITIVE POWER

          EACH                0

        REPORTING          10  SHARED DISPOSITIVE POWER

         PERSON                1,311,965

          WITH


--------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           1,311,965

--------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                                                              [x]
--------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           11.0%
--------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------

Item 1.
            Security and Issuer
            -------------------
       (a)  Name of Issuer
            RTW, Inc., a Minnesota Corporation
            Common Stock, No Par Value

       (b)  Address of Issuer's Principal Executive Offices
            8500 Normandale Boulevard, Suite 1400, Bloomington, MN  55437.


Item 2.
            Identity and Background
            -----------------------

       (a) Name. This statement is being jointly filed by David C. Prosser and Margaret F. Prosser, husband and wife.

       (b) Address of Principal Business Office Or, If None, Residence. The principal address of David C. Prosser and Margaret F. Prosser is 6 Maclynn Road Excelsior, Mn 55331.

       (c)  Present Principal Occupation or Employment.   David C. Prosser is
            Chairman of the Board of Directors of RTW, Inc. Margaret F. Prosser is not employed.

       (d)  Criminal Proceedings. -  None.

       (e)  Litigation.  - None.

       (f)  Citizenship. Mr. and Mrs. Prosser are citizens of the United States.


Item 5.     Interest in Securities of the Issuer
            ------------------------------------

     As of December 31, 1997, the ownership of David C. and Margaret F. Prosser was as follows:

     David C. Prosser
     ----------------

     (a) Amount Beneficially Owned - 2,280,037

     (b) Of the shares owned by Mr. Prosser, Mr. Prosser has the power to vote as follows:

         (i)   Sole power to vote or direct the vote - 97,532
         (ii)  Shared power to vote or direct the vote - 2,182,505
         (iii) Sole power to dispose or direct the disposition of - 97,532
         (iv)  Shared power to dispose or direct the disposition of  - 2,182,505

                               Page 4 of 7 Pages

     Margaret F. Prosser
     -------------------

     (a) Amount Beneficially Owned - 1,311,965

     (b) Of the shares owned by Mrs. Prosser, Mrs. Prosser has the power to vote as follows:

         (i)   Sole power to vote or direct the vote - 0
         (ii)  Shared power to vote or direct the vote  - 1,311,965
         (iii) Sole power to dispose or direct the disposition of - 0
         (iv)  Shared power to dispose or direct the disposition of  -1,311,965

         Of the shares listed above, 97,532 shares are held solely by David C. Prosser, and 1,311,965 shares are owned jointly by David C. Prosser and Margaret
F. Prosser as joint tenants with rights of survivorship. In addition, the following shares are beneficially owned by David C. Prosser: (i) 2,150 shares are deemed owned pursuant to currently exercisable options; (ii) 163,722 shares held by the RTW, Inc. Employee Stock Ownership Plan ("ESOP"); (iii) 451,135 shares are held by the David C. Prosser 1997 Unitrust for which Mr. Prosser serves as trustee; (iv) 116,085 shares are held by the David C. Prosser 1996 Unitrust for which Mr. Prosser serves as trustee; (v) 37,448 shares are held by the David C. Prosser 1995 Unitrust for which Mr. Prosser serves as trustee; and
(vi) 100,000 shares are held by the David C. and Margaret F. Prosser Foundation of which Mr. Prosser is President and for which he serves as trustee. Margaret
F. Prosser disclaims any beneficial interest in the shares held by David C. Prosser other than the shares held jointly with him. David C. Prosser disclaims any beneficial interest in the ESOP other the 8,914 shares allocated to his account as of 12/31/97.

     (c) Recent Transactions. On May 16, 1997, Mr. and Mrs. Prosser transferred 500,000 shares to the David C. Prosser 1997 Unitrust and 100,000 shares to the David C. and Margaret F. Prosser Foundation. On October 31, 1997, each of the David C. Prosser 1995 Unitrust, the David C. Prosser 1996 Unitrust and the David C. Prosser 1997 Unitrust distributed an aggregate 97,532 shares of Common Stock of the Issuer to David C. Prosser. The 1995 Unitrust distributed 7,052 shares, the 1996 Unitrust distributed 41,615 shares and the 1997 Unitrust distributed 48,865 shares. No consideration was paid by Mr. Prosser, the 1997 Unitrust or the Foundation in connection with the distribution of the shares.

     (d)  Not applicable.

     (e)  Not applicable.


Item 7.   Material to be Filed as Exhibits
          --------------------------------
          Joint Filing Agreement.

                               Page 5 of 7 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 16, 1998
                                         /s/ David C. Prosser
                                        ----------------------------
                                        David C. Prosser

                                         /s/ Margaret F. Prosser
                                        ----------------------------
                                        Margaret F. Prosser

                               Page 6 of 7 Pages

                                   EXHIBIT I


                             JOINT FILING AGREEMENT


     The undersigned, David C. Prosser and Margaret F. Prosser, hereby agree that this Schedule 13D relating to securities of RTW, Inc. shall be filed on behalf of each of them.


Dated: February 16, 1998


                                        /s/ David C. Prosser
                                        ---------------------------
                                        David C. Prosser


                                        /s/ Margaret F. Prosser
                                        ---------------------------
                                        Margaret F. Prosser


                               Page 7 of 7 Pages